EXHIBIT 99.2
Indian GAAP Press Release

Infosys Technologies Announces Results for the Quarter ended September 30, 2008

Q2 revenues in Indian Rupee grew by 32% year on year; sequential growth 12%

Q2 revenues in US Dollar grew by 5.3% sequentially; 7.1% in constant currency

Bangalore, India – October 10, 2008

Highlights

Consolidated results for the quarter ended September 30, 2008

  Income was Rs. 5,418 crore for the quarter ended September 30, 2008; YoY growth was 32%
  Net profit after tax was Rs. 1,432 crore for the quarter ended September 30, 2008; YoY growth was 30.2%
  Earnings per share increased to Rs. 25.02 from Rs. 19.26 in the corresponding quarter in the previous year; YoY growth was 30%
  Interim dividend of Rs. 10 per share ( 200% on par value of Rs. 5 per share) compared to Rs. 6 ( 120% on par value of Rs. 5 per share) for the corresponding period in the previous year

Others

  40 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 10,117 employees (net 5,927) for the quarter by Infosys and its subsidiaries
  1,00,306 employees as on September 30, 2008 for Infosys and its subsidiaries

“We have revised our US dollar revenue guidance to reflect the current economic situation and the drastic depreciation of major global currencies against the US dollar,” said S. Gopalakrishnan, CEO and Managing Director. “The challenging environment provides interesting opportunities for transformational service providers like us.”

Business outlook

The company’s outlook (consolidated) for the quarter ending December 31, 2008 and for the fiscal year ending March 31, 2009, under Indian GAAP and International Financial Reporting Standards (IFRS), is as follows:

Outlook under Indian GAAP – consolidated

Quarter ending December 31, 2008*

  Income is expected to be in the range of Rs. 5,519 crore and Rs. 5,730 crore; YoY growth of
  29.2% – 34.2%
  Earnings per share is expected  to be  Rs. 26.63; YoY growth of 23.6%**

Fiscal year ending March 31, 2009*

  Income is expected to be in the range of Rs. 21,309 crore and Rs. 21,731 crore; YoY growth of
  27.7% – 30.2%
  Earnings per share*** is expected to be Rs. 101.06; YoY growth of 24%
* Conversion 1 US$ = Rs. 46.97
** Including tax reversal of Rs. 50 crore for the quarter ended December 31, 2007. Excluding the tax reversal the YOY growth is expected to be 28.9%.
*** Including tax reversal of Rs. 31 crore in fiscal 2009 and Rs.121 crore in fiscal 2008 respectively. Excluding the tax reversal the earnings per share is expected to be Rs.100.51 for the year ending March 31, 2009; YoY growth of 26.6%

Outlook under IFRS#

Quarter ending December 31, 2008

  Consolidated revenues are expected to be in the range of $ 1,175 million and $ 1,220 million; YoY growth of 8.4% – 12.6%; in constant currency 11.9% – 16.2%
  Consolidated earnings per American Depositary Share are expected to be $ 0.57; YoY growth of 5.6%@

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 4.72 billion and $ 4.81 billion; YoY growth of 13.1% – 15.2%; 16% – 18% in constant currency
  Consolidated earnings per American Depositary Share@@ are expected to be $ 2.24; YoY growth of 10.3%
# Exchange rates considered for major global currencies: AUD / USD 0.81; GBP / USD 1.86; Euro / USD 1.36
@ Including tax reversal of $ 13 million for the quarter ended December 31, 2007. Excluding the tax reversal the YOY growth is expected to be 9.6%.
@@ Including tax reversal of $ 7 million in fiscal 2009 and $ 31 million in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share is expected to be $ 2.23 for the year ending March 31, 2009; YoY growth of 12.6%

Awards and recognition

Infosys won the 2008 RBS Supplier Excellence Award for Global Contribution which acclaims operational and delivery excellence as well as effective account management of suppliers operating across multiple geographies. This award recognized Infosys’ valued contribution to the ABN AMRO integration. Sears Holdings Corporation chose us as a Partner in Progress for the second consecutive year. Forbes magazine listed us among its Asian Fab 50.

Expansion of services and significant projects

Infosys launched ShoppingTrip360, an innovative solution for retailers and consumer packaged goods companies. Infosys’ patent-pending technology platform offers real-time visibility into shopper and shelf activity through a network of wireless sensor-based applications.

Companies across the world continued to entrust Infosys with the responsibility of transforming their businesses, technology, and operations.

“We added 40 clients during the quarter,” said S.D. Shibulal, Chief Operating Officer. “Despite adverse market conditions, our pricing remained stable during the last quarter.”

We are developing Business Intelligence strategy and technology architecture for an international auto major. We are enabling a leading online digital photo service provider to improve its customer engagement through behavior and conversion analyses, and long-term customer value analytics.

Clients partnered with Infosys to accomplish technology-led innovation. We are providing R&D services for a telecom equipment manufacturer. Infosys is involved in product development for an agri-engineering company, and is also re-engineering the client’s existing products. Infosys has been engaged by an auto major to develop a Capacity Management System to facilitate collaboration with its suppliers. A manufacturer of diesel engines sought our technology consulting services for its employee on-boarding project. A steel major consulted us to redefine part of its IT organization.

Clients sought Infosys’ expertise to achieve operational excellence. A pharmaceutical major engaged Infosys to maintain applications in its manufacturing and enabling functions globally. For a provider of power and automation technologies, we are globally implementing Microsoft CRM. An eyewear major chose us as its development partner for SAP IS retail implementation. We helped a global automotive supplier in an end-to-end implementation and rollout of Oracle 11i. A chemicals company selected Infosys as its preferred supplier to provide architecture services, application optimization and performance improvement services around its Web Content Management applications. An auto major sought our services in process engineering, as well as deployment and maintenance of applications. Infosys is helping a financial services company improve its Balance Transfer platform. We have been engaged by a leading telecom service provider to assist in reinventing its IT organization.

Infosys continued to grow in the emerging economies. We are providing best practice-based processes and a pricing model to a mining major that is looking to streamline its IT footprint.  A petroleum company in the Middle East has engaged Infosys to streamline its HR business process and help its IT department in providing quality service to its users.

“The transformation spends in the communications sector continue to drive demand for our services,” said Subhash Dhar, Member - Executive Council, Senior Vice President and Global Head – Communication, Media and Entertainment. "We also see media and entertainment segments getting excited about our Global Delivery Model for their IT and operations outsourcing needs."

Finacle®

Finacle® Universal Banking Solution has continued its strong momentum, adding four customers. Two of them are from Europe, one from the Americas, and one from the Asia Pacific region. In addition, three banks across the globe went live on Finacle® this quarter.

Infosys BPO

Infosys BPO won four clients this quarter. It is helping a subsidiary of a leading cable television company to create a shared services center across markets.  A global telecommunications provider engaged Infosys BPO for a Legal Process Outsourcing project.

Process innovation

During the quarter, Infosys applied for an aggregate of 22 patents in the US and India. With this, Infosys has an aggregate of 171 patent applications (pending) in both countries and has been granted two patents by the United States Patent and Trademark Office.

Liquidity and capital expenditure

Cash and cash equivalents, including investments in liquid mutual funds, as on September 30, 2008 was Rs. 8,858 crore (Rs. 7,314 crore as on September 30, 2007). During the quarter, Infosys incurred capital expenditure of Rs. 391 crore (Rs. 402 crore for the quarter ended September 30, 2007). Operating cash flows during the quarter ended September 30, 2008 were Rs. 1,326 crore (Rs. 1,152 crore for the quarter ended September 30, 2007).

“We benefited from the depreciation of the rupee against the US dollar during the quarter which was partially offset by the sharp appreciation of the US dollar against all other major currencies,” said V. Balakrishnan, Chief Financial Officer. “Our liquidity position continues to be strong with cash and cash equivalents reaching US$ 1.9 billion.”

Human resources

During the quarter, Infosys and its subsidiaries added 10,117 employees (gross). The net addition during the quarter was 5,927.

“We reached a milestone of crossing 1,00,000 employees,” said T. V. Mohandas Pai, Member of the Board and Head – HRD and Education & Research. “We continue to be an employer of choice. Our significant investment in training has enabled us to continuously enrich our human capital.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 1,00,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008 and on Form 6-K for the quarter ended June 30, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com

Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at	September 30, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	15,224	13,204
	15,510	13,490
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	4,927	4,508
Less: Accumulated depreciation	1,985	1,837
Net book value	2,942	2,671
Add: Capital work-in-progress	1,273	1,260
	4,215	3,931
INVESTMENTS	986	964
DEFERRED TAX ASSETS	115	99
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,293	3,093
Cash and bank balances	7,305	6,429
Loans and advances	2,806	2,705
	13,404	12,227
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	1,980	1,483
Provisions	1,230	2,248
NET CURRENT ASSETS	10,194	8,496
	15,510	13,490
NOTE:
The audited Balance Sheet as at September 30, 2008 has been taken on record at the Board meeting held on October 10, 2008.

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2008	2007	2008	2007
Income from software services and products	5,066	3,862	9,582	7,414
Software development expenses	2,750	2,173	5,361	4,285
GROSS PROFIT	2,316	1,689	4,221	3,129
Selling and marketing expenses	256	198	472	369
General and administration expenses	342	249	627	509
	598	447	1,099	878
OPERATING PROFIT BEFORE DEPRECIATION	1,718	1,242	3,122	2,251
Depreciation	161	133	316	266
OPERATING PROFIT BEFORE TAX	1,557	1,109	2,806	1,985
Other Income, net	77	143	208	398
NET PROFIT BEFORE TAX	1,634	1,252	3,014	2,383
Provision for taxation	244	178	362	281
NET PROFIT AFTER TAX	1,390	1,074	2,652	2,102
Balance Brought Forward	7,903	5,872	6,642	4,844
Less: Residual dividend paid	–	–	1	–
Additional dividend tax	–	–	–	–
	7,903	5,872	6,641	4,844
AMOUNT AVAILABLE FOR APPROPRIATION	9,293	6,946	9,293	6,946
Dividend
Interim	572	343	572	343
Final	–	–	–	–
Total dividend	572	343	572	343
Dividend tax	97	58	97	58
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	8,624	6,545	8,624	6,545
	9,293	6,946	9,293	6,946
EARNINGS PER SHARE Equity shares of par value Rs. 5/- each

Before Exceptional Items
Basic	24.28	18.81	46.34	36.81
Diluted	24.23	18.74	46.24	36.67
Number of shares used in computing earnings per share
Basic	57,24,25,798	57,12,09,862	57,23,12,623	57,12,09,862
Diluted	57,35,54,906	57,32,83,374	57,35,56,617	57,33,12,226
Total Public Shareholding @
Number of shares	36,82,72,931	36,75,70,027	36,82,72,931	36,75,70,027
Percentage of shareholding	64.33	64.35	64.33	64.35
NOTE:
  The audited Profit & Loss Account for the quarter ended September 30, 2008 has been taken on record at the Board meeting held on October 10, 2008
  A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. Crore
Consolidated Balance Sheet as at	September 30, 2008	March 31, 2008
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	286	286
Reserves and surplus	15,631	13,509
	15,917	13,795
APPLICATION OF FUNDS
FIXED ASSETS
Original cost	5,966	5,439
Less: Accumulated depreciation	2,179	1,986
Net book value	3,787	3,453
Add: Capital work-in-progress	1,384	1,324
	5,171	4,777
INVESTMENTS	–	72
DEFERRED TAX ASSETS	136	119
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	3,535	3,297
Cash and bank balances	7,821	6,950
Loans and advances	2,891	2,771
	14,247	13,018
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	2,389	1,912
Provisions	1,248	2,279
NET CURRENT ASSETS	10,610	8,827
	15,917	13,795
NOTE:
  Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains / losses.
  The audited Balance Sheet as at September 30, 2008 has been taken on record at the Board meeting held on October 10, 2008.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore, except per share data
Consolidated Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,
	2008	2007	2008	2007
Income from software services and products	5,418	4,106	10,272	7,879
Software development expenses	2,891	2,231	5,645	4,400
GROSS PROFIT	2,527	1,875	4,627	3,479
Selling and marketing expenses	303	283	560	488
General and administration expenses	430	308	794	623
	733	591	1,354	1,111
OPERATING PROFIT BEFORE DEPRECIATION	1,794	1,284	3,273	2,368
Depreciation	177	144	346	288
OPERATING PROFIT BEFORE TAX	1,617	1,140	2,927	2,080
Other income, net	66	154	183	407
NET PROFIT BEFORE TAX	1,683	1,294	3,110	2,487
Provision for taxation	251	194	376	308
NET PROFIT AFTER TAX	1,432	1,100	2,734	2,179
Balance Brought Forward	8,129	6,020	6,828	4,941
Less: Residual dividend paid	–	–	1	–
Additional dividend tax	–	–	–	–
	8,129	6,020	6,827	4,941
AMOUNT AVAILABLE FOR APPROPRIATION	9,561	7,120	9,561	7,120
Dividend
Interim	572	343	572	343
Final	–	–	–	-
Total dividend	572	343	572	343
Dividend tax	97	58	97	58
Amount transferred to general reserve	–	–	–	–
Balance in profit and loss account	8,892	6,719	8,892	6,719
	9,561	7,120	9,561	7,120
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before Exceptional Items
Basic	25.02	19.26	47.78	38.15
Diluted	24.97	19.19	47.67	38.01
Number of shares used in computing earnings per share
Basic	57,24,25,798	57,12,09,862	57,23,12,623	57,12,09,862
Diluted	57,35,54,906	57,32,83,374	57,35,56,617	57,33,12,226
Total Public Shareholding @
Number of shares	36,82,72,931	36,75,70,027	36,82,72,931	36,75,70,027
Percentage of shareholding	64.33	64.35	64.33	64.35
@ Total public shareholding as defined under clause 40A of the Listing Agreement (excludes shares held by founders and American Depositary Receipt Holders)